Exhibit 12.1

CIRCOR International, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

		Year Ended December 31,				Nine Months Ended October 3,
	2005	2006	2007	2008	2009	2010
Income (loss) from continuing operations, before income taxes	$30,051	$42,259	$55,023	$(40,718)	$3,084	$2,887

Fixed Charges
Interest Expense	3,389	5,546	3,394	1,170	1,535	2,036
Estimate of Interest within Rental Expense	200	212	264	280	264	177

Total Fixed charges	$3,589	$5,758	$3,658	$1,450	$1,799	$2,213

Income (loss) from continuing operations, before income taxes plus fixed charges	$33,640	$48,017	$58,681	$(39,268)	$4,883	$5,100

Ratio of earnings to fixed charges (1)	9.4	8.3	16.0	(27.1)	2.7	2.3

Coverage deficiency	$—	$—	$—	$40,718	$—	$—

(1)	For the purposes of calculating the ratio of earnings to fixed charges, “earnings” consists of income (loss) from continuing operations before income taxes increased by fixed charges. “Fixed charges” consists of interest expense including an estimate of the interest within rental expense. Earnings were insufficient to cover fixed charges in the fiscal year ended December 31, 2008.